UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Loma Negra Reports 3Q20 results

Buenos Aires, November 10, 2020 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month and nine-month period ended September 30, 2020 (our “3Q20”).

3Q20 Key Highlights

◾	Net revenue decreased by 4.5% YoY to Ps.10,756 million (US$143 million), with robust rebound in our core segment, but negatively impacted by other segments
◾	Consolidated Adjusted EBITDA up 11.6% YoY to Ps.3,389 million (US$48 million)
◾	Consolidated Adjusted EBITDA margin expanded by 454 basis points YoY from 27.0% to 31.5%, driven by higher cement, masonry and lime sales and strong focus on cost control
◾	Net profit was Ps.6,449 million including the divestment in Paraguay
◾	Income from discontinued operations in Paraguay was Ps.4,204 million for the three-months period
◾	Railway segment impacted by of Ps.1,068 million, due to non-cash losses an impairment of property, plant and equipment and other non-recurrent losses
◾	Net Debt /LTM Adjusted EBITDA ratio of 0.12x from 1.17x in 2Q20 and 0.86x in FY19

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the third quarter of 2020, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We feel very satisfied with the robust position with which we concluded this third quarter. We have improved our operational results with margins expansion, in the back of a continuing sales volume improvement coupled with effective cost and price management.

Additionally, we executed seamlessly the sale of our Paraguayan operation, an excellent deal in terms of value generation and timing. We optimized the proceeds from the transaction, creating value for our shareholders at the time we strengthen our already robust financial situation.

In the quarter, cement demand in Argentina continues to operate at two-speeds. On one side, Bag segment has confirmed the strong recovery path, 18% year-over-year, mostly explained by household and retail demand. By contrast, Bulk segment, as well as Concrete and Aggregates, are still affected by the very low levels of larger private and public works which execution is still hampered by lockdowns and its effects.

L´Amalí expansion project, a key element of our long-term strategy, is on track. Certainly, the COVID-19 pandemic is still a source of uncertainty, and may provoke additional delays to the startup of the new production line, which is expected to be at the beginning of 2021.

Once again, I would like to thank all our people, and stakeholders, without whom these above mentioned results would have been very difficult, particularly during this unprecedented times. Let´s keep moving forward, with the same responsibility and resourcefulness we have shown to overcome any challenge and to grasp every opportunity on our way.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
Three-months ended September 30,	Nine-months ended September 30,
2020	2019	% Chg.	2020	2019	% Chg.
Net revenue	10,756	11,260	-4.5%	25,475	33,012	-22.8%
Gross Profit	3,010	2,898	3.9%	7,008	8,771	-20.1%
Gross Profit margin	28.0%	25.7%	+225bps	27.5%	26.6%	+94bps
Adjusted EBITDA	3,389	3,037	11.6%	7,682	8,626	-10.9%
Adjusted EBITDA Mg.	31.5%	27.0%	+454bps	30.2%	26.1%	+403bps
Net Profit	6,449	83	7715.7%	7,567	3,569	112.0%
Net Profit attributable to owners of the Company	6,436	68	9356.1%	7,496	3,411	119.7%
EPS	10.7977	0.1142	9356.1%	12.5770	5.7234	119.7%
Shares outstanding at eop	596	596	0.0%	596	596	0.0%
Net Debt	1,454	12,380	-88.3%	1,454	12,380	-88.3%
Net Debt /LTM Adjusted EBITDA	0.12	x	1.05	x	-0.93	x	0.12	x	1.05	x	-0.93	x

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended September 30,						Nine-months ended September 30,
	2020		2019		% Chg.		2020		2019		% Chg.
Net revenue	10,487		7,830		33.9%		23,477		20,881		12.4%
Adjusted EBITDA	3,511		2,213		58.6%		7,445		5,710		30.4%
Adjusted EBITDA Mg.	33.5%		28.3%		+521bps		31.7%		27.3%		+436bps
Net Profit	8,258		(448)		n/a		9,039		1,405		543.2%
Net Debt	1,454		12,380		-88.3%		1,454		12,380		-88.3%
Net Debt /LTM Adjusted EBITDA	0.12	x	1.05	x	-0.93	x	0.12	x	1.05	x	-0.93	x

In million US$	Three-months ended September 30,						Nine-months ended September 30,
	2020		2019		% Chg.		2020		2019		% Chg.
Ps./US$, av	73.35		50.59		45.0%		67.62		44.60		51.6%
Ps./US$, eop	76.18		57.56		32.3%		76.18		57.56		32.3%
Net revenue	143		155		-7.6%		347		468		-25.8%
Adjusted EBITDA	48		44		9.4%		110		128		-14.0%
Adjusted EBITDA Mg.	33.5%		28.3%		+521bps		31.7%		27.3%		+436bps
Net Profit	113		(9)		n/a		134		32		324.2%
Net Debt	19		215		-91.1%		19		215		-91.1%
Net Debt /LTM Adjusted EBITDA	0.12	x	1.05	x	-0.93	x	0.12	x	1.05	x	-0.93	x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended September 30,			Nine-months ended September 30,
		2020	2019	% Chg.	2020	2019	% Chg.
Cement, masonry & lime	MM Tn	1.53	1.49	2.9%	3.54	4.19	-15.5%
Concrete	MM m3	0.06	0.19	-70.2%	0.15	0.67	-77.4%
Railroad	MM Tn	1.06	1.13	-5.8%	2.63	3.36	-21.7%
Aggregates	MM Tn	0.19	0.26	-25.2%	0.35	0.85	-59.0%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry and lime in Argentina during 3Q20 increased 2.9% to 1.53 million tons reflecting a sustained recovery for bagged cement, mostly explained by a stronger household and retail demand. Conversely, bulk segment is still heavily impacted by the slow execution of larger private and public construction works, in part hampered by COVID-19 lockdowns and also due to economic restrictions.

In this line, sales volumes in the Concrete and Aggregates segments plummeted 70.2% and 25.2% YoY, to 0.06 million m3 and 0.19 million tons, respectively, as they were also heavily affected by the lock-down and economic uncertainty impacting major private and public projects.

Railroad segment volumes experienced a 5.8% decline versus the comparable quarter in 2019, mainly explained by the volume drop of frac-sand and building materials.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2020	2019	% Chg.	2020	2019	% Chg.
Net revenue	10,756	11,260	-4.5%	25,475	33,012	-22.8%
Cost of sales	(7,746)	(8,362)	-7.4%	(18,467)	(24,241)	-23.8%
Gross Profit	3,010	2,898	3.9%	7,008	8,771	-20.1%
Share of loss of associates	(363)	-	n/a	(363)	-	n/a
Selling and administrative expenses	(828)	(791)	4.6%	(2,165)	(2,527)	-14.3%
Other gains and losses	6	40	-86.1%	58	17	238.8%
Impairment of property, plant and equipment	(851)	-	n/a	(851)	-	n/a
Tax on debits and credits to bank accounts	(133)	(123)	8.1%	(323)	(372)	-13.1%
Finance costs, net
Gain on net monetary position	107	376	-71.6%	320	1,255	-74.5%
Exchange rate differences	2,054	(2,064)	n/a	1,245	(1,891)	n/a
Financial income	218	104	108.9%	67	119	-43.7%
Financial expenses	(377)	(463)	-18.4%	(1,229)	(1,171)	4.9%
(Loss) Profit before taxes	2,843	(22)	n/a	3,767	4,202	-10.4%
Income tax expense
Current	(965)	205	n/a	(1,175)	(855)	37.4%
Deferred	367	(363)	n/a	369	(443)	n/a
Net profit (loss) from continuing operations	2,245	(180)	n/a	2,960	2,903	2.0%
Income from discontinued operations	4,204	262	1502.5%	4,607	665	592.5%
Net profit (loss)	6,449	83	7715.7%	7,567	3,569	112.0%

Net Revenues

Net revenue decreased 4.5% to Ps. 10,756 million in 3Q20, from Ps. 11,260 million in the comparable quarter last year, reflecting the impact of the COVID-19 lockdown and the negative economic momentum in segments other than our core cement business which was up 5.3%.

Our cement revenues experienced an increase of 5.3%, on the back of volumes expansion of 2.9%, with robust rebound in Bag and favorable pricing.

Railroad revenues decreased 29.8% YoY versus the comparable quarter in 2019, as the lower frac-sand and building materials demand affected both volumes and pricing mix.

Concrete plummeted 75.5%, with both sales volumes and prices declining when compared to the 2Q in the year ago period. Aggregates declined by 24.4%, as pricing performance partially compensated the 25.2% volume decline.

Cost of sales, and Gross profit

Cost of sales decreased 7.4% YoY reaching Ps.7,746 million in 3Q20 mainly as a result of the lower volume sold coupled with higher efficiencies and lower unitary energy costs measured in US dollars. Additionally, structure costs benefitted by previous footprint adequacy efforts.

Gross profit increased 3.9% YoY to Ps.3,010 million in 3Q20 from Ps.2,898 million in 3Q19, with gross profit margin expanding 225 basis points YoY to 28.0%, reflecting the recovery in cement sales volumes coupled with good cost and pricing performance.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 3Q20 increased 4.6% YoY to Ps.828 million, from Ps.791 million in 3Q19. As a percentage of revenues, SG&A increased 67 basis points to 7.7% in 3Q20, from 7.0% in 3Q19 mainly as a consequence of higher percentage of bagged cement sales on total sales.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2020	2019	% Chg.	2020	2019	% Chg.
Adjusted EBITDA reconciliation:
Net profit	6,449	83	7715.7%	7,567	3,569	112.0%
(+) Depreciation and amortization	1,201	890	34.9%	2,782	2,365	17.7%
(+) Tax on debits and credits to bank accounts	133	123	8.1%	323	372	-13.1%
(+) Income tax expense	598	158	278.6%	806	1,298	-37.9%
(+) Financial interest, net	(9)	289	n/a	804	881	-8.7%
(+) Exchange rate differences, net	(2,054)	2,064	n/a	(1,245)	1,891	n/a
(+) Other financial expenses, net	168	70	141.8%	358	171	109.5%
(+) Gain on net monetary position	(107)	(376)	-71.6%	(320)	(1,255)	-74.5%
(+) Share of loss of associates	363	-	n/a	363	-	n/a
(+) Impairment of property, plant and equipment	851	-	n/a	851	-	n/a
(-) Income from discontinued operations	4,204	262	1502.5%	4,607	665	592.5%
Adjusted EBITDA	3,389	3,037	11.6%	7,682	8,626	-10.9%
Adjusted EBITDA Margin	31.5%	27.0%	+454bps	30.2%	26.1%	+403bps

Adjusted EBITDA increased 11.6% YoY in the second quarter of 2020 to Ps. 3,389 million, mostly explained by bagged cement. Adjusted EBITDA margin expanded by 454 basis points to 31.5% compared to 27.0% in 3Q19, also on the back of cement margins expansion.

In particular, Cement, masonry cement and lime segment Adjusted EBITDA margin expanded by 472 bps to 34.3%, mainly due to improved energy inputs and lighter fixed cost structure, and further supported by the increase in revenues.

Railroad Adjusted EBITDA margin deteriorated to 6.3%, impacted by lower volumes and pricing mix, and costs declining less than proportional.

Finally, Concrete and Aggregates were heavily impacted by low level of construction works execution, therefore Adjusted EBITDA margin at -16.6% and -31.9%, respectively.

Finance Costs-Net

Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2020	2019	% Chg.	2020	2019	% Chg.
Exchange rate differences	2,054	(2,064)	n/a	1,245	(1,891)	n/a
Financial income	218	104	108.9%	67	119	-43.7%
Financial expenses	(377)	(463)	-18.4%	(1,229)	(1,171)	4.9%
Gain on net monetary position	107	376	-71.6%	320	1,255	-74.5%
Total Finance Costs, Net	2,001	(2,046)	n/a	403	(1,688)	n/a

During 3Q20, the Company reported a gain of Ps.2,001 million in total finance costs-net compared to a loss of Ps. 2,046 million in the previous year third quarter, mainly due to a gain in foreign exchange differences. Net Financial expense decreased by Ps.199 million to Ps.160 million resulting from a lower financial debt position.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 3Q20 stood at Ps.6,449 million, which includes Ps.4,204 million of income from discontinued operations in Paraguay, reflecting the sale of our 51% stake in Yguazú Cementos S.A.

Net profit from continuing operations, increased by Ps.2,425 million, mostly explained by a gain in foreign exchange differences and Adjusted EBITDA growth. Additionally, due to a change in business perspectives for our Railway and Aggregate segments, a non-cash impairment loss of Ps.851 million was recorded.  Moreover, net profit was also affected by a  Ps. 363 million share loss in associates related to a cash contribution done in Ferrosur Roca, in order to preserve the stake of minority interest.

Net Profit Attributable to Owners of the Company increased by Ps. 6,368 million YoY, to Ps.6,436 million in 3Q20. During the quarter, the Company reported earnings per common share of Ps.10.7977 and earnings per ADR of Ps.53.9886, compared with earnings per common share of Ps.0.1142 and earnings per ADR of Ps.0.5709 in 3Q19.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,				As of December, 31
	2020		2019		2019

Total Debt	6,105		14,229		11,262
- Short-Term Debt	3,932		6,819		6,262
- Long-Term Debt	2,173		7,411		5,001
Cash and Cash Equivalents	4,652		1,849		1,595
Total Net Debt	1,454		12,380		9,667
Shareholders' Equity	38,115		34,948		35,864
Capitalization	44,221		49,177		47,127
LTM Adjusted EBITDA	11,992		11,785		11,640
Net Debt /LTM Adjusted EBITDA	0.12	x	1.05	x	0.83	x

As of September 30, 2020, total cash and cash equivalents were Ps.4,652 million compared with Ps.1,595 million as of the December 31, 2019. Total debt at the close of the quarter stood at Ps.6,105 million, composed by Ps.3,932 million in short-term borrowings, including the current portion of long-term borrowings (or 64% of total borrowings), and Ps.2,173 million in long-term borrowings (or 36% of total borrowings).

As of September 30, 2020, 84% (or Ps.5,119 million) Loma Negra’s total debt was denominated in U.S. dollars, and 16% (or Ps.987 million) in Euros. The average duration of Loma Negra’s total debt was 0.8 years.

As of September 30, 2020, Ps.5,119 million, or 84%, of the Company’s total consolidated borrowings bore interest at rates based on Libor, and Ps.987 million of borrowings bore interest at a fixed rate.

The Net Debt to Adjusted EBITDA (LTM) ratio decreased to 0.12x as of September 30, 2020 from 1.17x as of June 30,2020 as a result of the proceeds from the sale our 51% stake in Yguazú Cementos S.A. and the additional cash generated from our continuing operations together with the use of funds in investing activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows for the Three-months and Nine-months ended September 30, 2020 and 2019
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) from continuing operations	2,245	(180)	2,960	2,903
Income from discontinued operations	4,204	262	4,607	665
Net profit	6,449	83	7,567	3,569
Adjustments to reconcile net profit to net cash provided by operating activities	(3,964)	2,350	(1,139)	5,058

Changes in operating assets and liabilities	852	1,501	204	(2,595)
Net cash generated by / used in by operating activities	3,337	3,933	6,632	6,032

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(1,563)	(4,232)	(7,167)	(11,472)
Contributions to Trust	(26)	(26)	(50)	(62)
Proceeds from disposal of Yguazú Cementos S.A.	7,495	-	7,495	-
Net cash generated by / used in investing activities	5,906	(4,258)	278	(11,534)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(9,994)	101	(6,578)	2,185
Net cash generated by / used in by financing activities	(9,994)	101	(6,578)	2,185

Net increase (decrease) in cash and cash equivalents	(750)	(223)	332	(3,317)
Cash and cash equivalents at the beginning of the year	2,628	1,087	1,595	4,385
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(33)	(51)	(100)	(149)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	2,806	18	2,825	(88)

Cash and cash equivalents at the end of the period	4,652	831	4,652	831

In the 3Q20, our cash flow generated by operating activities was Ps.3,337 million compared to Ps.3,933 million in 3Q19 as higher working capital needs more than offset the Adjusted EBITDA growth. During 3Q20, the Company made capital expenditures for a total of Ps.1,563 million, mostly allocated to the expansion of production capacity of L’Amalí plant. Additionally, a total of Ps.7,495 million funds were received related to the disposal of Yguazú Cementos S.A.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million.

As of the end of the quarter, all detailed engineering is completed, all equipment and materials supplies has been delivered to site, and commissioning and start-up has been completed at crushing department and new primary crusher is fully operational.

Civil and electromechanical works present a progress of approximately 90%. The works to be completed are electromechanical erection works at kiln, cement mill and dispatch areas.

Certainly, the impact of the delay, the adoption of new construction protocol, or any other potential measures related to COVID-19 pandemic may provoke additional delays to the startup of the new production line, which is expected to be at the beginning of 2021.

Sale of Paraguayan company Yguazú Cementos S.A.

On August 21, 2020, Loma Negra C.I.A.S.A. (the “Company”) sold its total stake in the Paraguayan company Yguazú Cementos S.A. (“Yguazú”), which represented 51.0017% of the capital stock of Yguazú. The sale was made to the local shareholder of Yguazú.

The goal of the Company is to seek and execute high potential projects, for this reason, after having started marketing operations in Paraguay in 2000, built and operated the factory since 2013, and currently reaching high standards of production and profitability, it was decided to sell it.

The Company considers that the economic result of Ps.4,204 million obtained by this operation was very beneficial for Loma Negra and is in line with maximizing value for its shareholders. The sale price was US$107 million, the use of proceeds was mainly applied to repay existing debt and for the distribution of an extraordinary dividend.

Recent Events

Dividend distribution

Taking into account the extraordinary income as a result of the sale of the Company's stake in the Paraguayan company Yguazú Cementos SA, and other factors, including the current flow of funds, the current financial situation of the Company, the high degree of progress of the current project to expand the L'Amalí cement plant, and the investment plans projected by the Company in the short and medium term, the board of directors decided about the convenience of a cash dividend distribution.

With this considerations, on August 28, 2020, the board of directors called for an Ordinary General Shareholders´ Meeting. In this regard, during the ordinary shareholders‘ meeting held on September 30, 2020 it was approved the payment of dividends for a total amount of Ps. 2,400 million equivalent to Ps. 4.027 per outstanding share (Ps.20.133 per ADS) and the allocation of all the funds in the Reserve for Future Dividends and part of the funds in the Optional Reserve to the payment of the dividends. As of the date of this Earnings release presentation, the full amount of dividends was distributed.

3Q20 Earnings Conference Call

When:                10:00 a.m. U.S. ET (12:00 a.m. BAT), November 11, 2020

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:  Loma Negra Earnings Call

Webcast:    https://services.choruscall.com/links/loma201111X8vSYMy7.html

Replay:
A telephone replay of the conference call will be available between November 11, 2020 at 1:00 pm U.S. E.T. and ending on November 17, 2020. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10149478. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note

The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Gastón Pinnel, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of September 30, 2020 and December 31, 2019
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,	As of December 31,
	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	47,524	48,303
Right to use assets	424	499
Intangible assets	114	154
Investments	3	5,409
Goodwill	31	31
Inventories	1,962	1,831
Other receivables	426	687
Total non-current assets	50,483	56,914
Current assets
Inventories	4,980	5,922
Other receivables	1,130	687
Trade accounts receivable	2,665	2,903
Investments	4,383	1,247
Cash and banks	269	348
Total current assets	13,427	11,107
TOTAL ASSETS	63,910	68,021
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	13,518	13,518
Reserves	16,815	14,520
Retained earnings	7,496	4,695
Accumulated other comprehensive income	-	404
Equity attributable to the owners of the Company	37,829	33,136
Non-controlling interests	287	2,728
TOTAL SHAREHOLDERS' EQUITY	38,115	35,864
LIABILITIES
Non-current liabilities
Borrowings	2,173	5,001
Accounts payables	90	170
Provisions	718	682
Debts for leases	375	416
Other liabilities	50	63
Deferred tax liabilities	6,278	6,647
Total non-current liabilities	9,684	12,978
Current liabilities
Borrowings	3,932	6,262
Accounts payable	5,848	10,681
Advances from customers	558	233
Salaries and social security payables	979	1,148
Tax liabilities	2,178	628
Debts for leases	126	125
Other liabilities	2,491	102
Total current liabilities	16,111	19,178
TOTAL LIABILITIES	25,795	32,156
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	63,910	68,021

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2020	2019	% Change	2020	2019	% Change
Net revenue	10,756	11,260	-4.5%	25,475	33,012	-22.8%
Cost of sales	(7,746)	(8,362)	-7.4%	(18,467)	(24,241)	-23.8%
Gross profit	3,010	2,898	3.9%	7,008	8,771	-20.1%
Share of loss of associates	(363)	-	n/a	(363)	-	n/a
Selling and administrative expenses	(828)	(791)	4.6%	(2,165)	(2,527)	-14.3%
Other gains and losses	6	40	-86.1%	58	17	238.8%
Impairment of property, plant and equipment	(851)	-	n/a	(851)	-	n/a
Tax on debits and credits to bank accounts	(133)	(123)	8.1%	(323)	(372)	-13.1%
Finance costs, net
Gain on net monetary position	107	376	-71.6%	320	1,255	-74.5%
Exchange rate differences	2,054	(2,064)	n/a	1,245	(1,891)	n/a
Financial income	218	104	108.9%	67	119	-43.7%
Financial expenses	(377)	(463)	-18.4%	(1,229)	(1,171)	4.9%
Profit (Loss) before taxes	2,843	(22)	n/a	3,767	4,202	-10.4%
Income tax expense
Current	(965)	205	n/a	(1,175)	(855)	37.4%
Deferred	367	(363)	n/a	369	(443)	n/a
Net profit (loss) from continuing operations	2,245	(180)	n/a	2,960	2,903	2.0%
Income from discontinued operations	4,204	262	1502.5%	4,607	665	592.5%
Net profit	6,449	83	7715.7%	7,567	3,569	112.0%
Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	(159)	669	n/a	(257)	239	n/a
Total other comprehensive (loss) income	(159)	669	n/a	(257)	239	n/a
TOTAL COMPREHENSIVE INCOME	6,290	752	736.6%	7,310	3,808	92.0%
Net Profit (loss) for the period attributable to:
Owners of the Company	6,436	68	9356.1%	7,496	3,411	119.7%
Non-controlling interests	14	14	-6.3%	71	157	-54.9%
NET PROFIT FOR THE PERIOD	6,449	83	7715.7%	7,567	3,569	112.0%
Total comprehensive (loss) income attributable to:
Owners of the Company	6,354	409	1452.0%	7,365	3,533	108.4%
Non-controlling interests	(64)	342	n/a	(55)	275	n/a
TOTAL COMPREHENSIVE INCOME	6,290	752	736.6%	7,310	3,808	92.0%
Earnings per share (basic and diluted):	10.7977	0.1142	9356.0%	12.5770	5.7234	119.7%

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Three-months and Nine-months ended September 30, 2020 and 2019
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) from continuing operations	2,245	(180)	2,960	2,903
Income from discontinued operations	4,204	262	4,607	665
Net profit	6,449	83	7,567	3,569
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,960	225	2,169	1,365
Depreciation and amortization	1,201	890	2,782	2,365
Provisions	(28)	(1)	(38)	112
Interest expense	16	347	935	827
Exchange rate differences	(2,694)	1,427	(2,378)	1,134
Share of loss of associates	568	(527)	363	(732)
Gain on disposal of property, plant and equipment	22	(12)	39	(12)
Gain on disposal of shareholding of Yguazú Cementos S.A.	(5,970)	-	(5,970)	-
Impairment of property, plant and equipment	851	-	851	-
Depreciation value of trust	108	-	108	-
Changes in operating assets and liabilities
Inventories	984	823	677	(205)
Other receivables	155	(177)	76	(163)
Trade accounts receivable	(549)	(91)	(227)	(782)
Advances from customers	241	7	342	(42)
Accounts payable	585	1,189	607	935
Salaries and social security payables	292	120	6	212
Provisions	(11)	52	(37)	(76)
Tax liabilities	(276)	793	(104)	330
Other liabilities	7	11	(23)	82
Gain on net monetary position	(107)	(376)	(320)	(1,255)
Income tax paid	(469)	(848)	(794)	(1,631)
Net cash generated by / used in by operating activities	3,337	3,933	6,632	6,032

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	7,495	-	7,495	-
Proceeds from disposal of Property, plant and equipment	14	30	36	43
Payments to acquire Property, plant and equipment	(1,576)	(4,255)	(7,199)	(11,480)
Payments to acquire Intangible Assets	(1)	(7)	(4)	(36)
Contributions to Trust	(26)	(26)	(50)	(62)
Net cash generated by / used in investing activities	5,906	(4,258)	278	(11,534)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	0	3,395	11,359	8,087
Interest paid	(1,069)	(855)	(2,541)	(1,691)
Debts for leases	(36)	(56)	(98)	(88)
Repayment of borrowings	(8,888)	(2,384)	(15,298)	(4,123)
Net cash generated by / used in by financing activities	(9,994)	101	(6,578)	2,185
Net increase (decrease) in cash and cash equivalents	(750)	(223)	332	(3,317)
Cash and cash equivalents at the beginning of the period	2,628	1,087	1,595	4,385
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(33)	(51)	(100)	(149)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	2,806	18	2,825	(88)

Cash and cash equivalents at the end of the period	4,652	831	4,652	831

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,				Nine-months ended September 30,
	2020	%	2019	%	2020	%	2019	%
Net revenue	10,487	100.0%	7,830	100.0%	23,477	100.0%	20,881	100.0%
Cement, masonry cement and lime	9,801	93.5%	6,638	84.8%	21,433	91.3%	17,263	82.7%
Concrete	340	3.2%	987	12.6%	917	3.9%	3,187	15.3%
Railroad	770	7.3%	783	10.0%	2,167	9.2%	2,147	10.3%
Aggregates	128	1.2%	120	1.5%	202	0.9%	379	1.8%
Others	29	0.3%	44	0.6%	114	0.5%	110	0.5%
Eliminations	(581)	-5.5%	(742)	-9.5%	(1,356)	-5.8%	(2,205)	-10.6%
Cost of sales	6,688	100.0%	5,361	100.0%	15,192	100.0%	14,359	100.0%
Cement, masonry cement and lime	5,799	86.7%	4,340	81.0%	12,831	84.5%	11,249	78.3%
Concrete	531	7.9%	936	17.5%	1,260	8.3%	2,979	20.7%
Railroad	753	11.3%	676	12.6%	2,101	13.8%	1,869	13.0%
Aggregates	162	2.4%	120	2.2%	278	1.8%	396	2.8%
Others	24	0.4%	31	0.6%	78	0.5%	72	0.5%
Eliminations	(581)	-8.7%	(742)	-13.8%	(1,356)	-8.9%	(2,205)	-15.4%
Selling, admin. expenses and other gains & losses	728	100.0%	513	100.0%	1,774	100.0%	1,543	100.0%
Cement, masonry cement and lime	687	94.4%	435	84.9%	1,606	90.5%	1,269	82.3%
Concrete	(8)	-1.0%	21	4.2%	1	0.0%	91	5.9%
Railroad	30	4.1%	41	8.0%	120	6.8%	139	9.0%
Aggregates	1	0.2%	(0)	0.0%	(2)	-0.1%	3	0.2%
Others	17	2.3%	15	3.0%	50	2.8%	40	2.6%
Depreciation and amortization	440	100.0%	257	100.0%	935	100.0%	732	100.0%
Cement, masonry cement and lime	237	53.9%	185	72.0%	570	61.0%	538	73.6%
Concrete	134	30.4%	18	7.1%	168	17.9%	45	6.2%
Railroad	62	14.1%	48	18.6%	178	19.0%	132	18.0%
Aggregates	6	1.3%	5	1.9%	16	1.7%	14	1.9%
Others	1	0.2%	1	0.4%	3	0.4%	2	0.3%
Adjusted EBITDA	3,511	100.0%	2,213	100.0%	7,445	100.0%	5,710	100.0%
Cement, masonry cement and lime	3,552	101.2%	2,048	92.5%	7,566	101.6%	5,283	92.5%
Concrete	(50)	-1.4%	48	2.2%	(176)	-2.4%	162	2.8%
Railroad	49	1.4%	114	5.1%	123	1.7%	270	4.7%
Aggregates	(30)	-0.8%	5	0.2%	(57)	-0.8%	(6)	-0.1%
Others	(10)	-0.3%	(1)	-0.1%	(11)	-0.1%	1	0.0%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(122)		823		237		2,916
Depreciation and amortization	(1,201)		(890)		(2,782)		(2,365)
Tax on debits and credits banks accounts	(133)		(123)		(323)		(372)
Finance costs, net	2,001		(2,046)		403		(1,688)
Income tax	(598)		(158)		(806)		(1,298)
Share of profit of associates	(363)		-		(363)		-
Impairment of property, plant and equipment	(851)		-		(851)		-
Income from discontinued operations	4,204		262		4,607		665
NET (LOSS) PROFIT FOR THE PERIOD	6,449		83		7,567		3,569

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 10, 2020	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer